UNI[illegible]
SECURITIES AND [illegible]
Washin[illegible]



10031050

Public

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-40214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Sandler O'Neill & Partners, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

919 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

May Della Pietra — 212-466-7785
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, May Della Pietra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sandler O'Neill & Partners, L.P., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

LAWRENCE BUCKLEY
Notary Public State of New York
No. 01BU6062331
Qualified in Nassau County
Commission Expires 8/6/2013

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- [ ] (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Partners
Sandler O'Neill & Partners, L.P.
New York, New York

We have audited the accompanying statement of financial condition of Sandler O'Neill & Partners, L.P. as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sandler O'Neill & Partners, L.P. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 22, 2010

Sandler O'Neill & Partners, L.P.

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents (Notes 1 and 2)	**$180,721,182**
Due from clearing brokers (Note 2)	**15,697,464**
Financial instruments owned, at fair value (Notes 1, 2 and 3)	**12,868,454**
Due from related parties (Note 3)	**159,057**
Other assets	**18,279,640**
	$227,725,797
Liabilities and Partnership Capital	
Liabilities:	
Financial instruments sold, not yet purchased, at fair value (Notes 1 and 2)	**$ 166,357**
Commissions and bonuses payable	**60,731,943**
Accrued expenses and other liabilities	**10,009,864**
Total liabilities	**70,908,164**
Commitments and contingencies (Notes 4 and 6)	
Partnership capital (Notes 6 and 7)	**156,817,633**
	$227,725,797

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Sandler O'Neill & Partners, L.P.

Summary of Business and Significant Accounting Policies

Organization

Sandler O'Neill & Partners, L.P. ("Partnership") is a Delaware limited partnership. The Partnership provides brokerage and investment banking services. The Partnership is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA")

The Partnership has agreements ("Agreements") with clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Summary of Significant Accounting Policies

FASB Accounting Standards Codification™

In July 2009, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("Codification of ASC" or "ASC") to become the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. All other accounting literature not included in the Codification of ASC will be considered non-authoritative. The Codification of ASC does not change current U.S. GAAP. References to authoritative U.S. GAAP literature in the Partnership's financial statements and the notes thereto have been updated to reflect new Codification of ASC references.

Income Taxes

Effective January 1, 2009, the Partnership adopted ASC 740 (FASB Interpretation No. 48), "Accounting for Uncertainty in Income Taxes".

It is the policy of the Partnership to comply with the provisions applicable to partnerships, as defined by Subchapter K of the Internal Revenue Code. Therefore, no Federal income tax provision is required. Under certain tax jurisdictions, a withholding tax may be imposed on interest, dividends and capital gains. The Partnership believes it is in compliance with all applicable laws, however, upon audit by a taxing authority, if withholdings are found due, the Partnership may be liable for such taxes.

The Partnership files U.S. Federal and various state and local income tax returns. No income tax returns are currently under examination. The statutes of limitations on each of the Partnership's U.S. Federal income tax returns remain open for all years ended after and including December 31, 2006. The statutes of limitations on each of the Partnership's state and local income tax returns may remain open for an additional year depending upon jurisdiction.

Management has analyzed the Partnership's tax positions taken on Federal income tax returns for all open tax years and has concluded that, as of December 31, 2009, no liabilities are required to be recorded in connection with such tax positions in the Partnership's financial statements.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business, as cash and cash equivalents. Cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Fair Value of Financial Instruments

Investments in financial instruments owned and financial instruments sold, not yet purchased are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models.

The Partnership follows ASC 820 (SFAS No. 157), "Fair Value Measurements", which establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Partnership. Unobservable inputs are inputs that reflect the Partnership's assumptions about the factors market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for instruments categorized in Level 3.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The following are types of financial instruments the Partnership held as of December 31, 2009:

Cash Instruments

Cash instruments consists of cash in banks and U.S. Treasury securities. U.S. Treasury securities are valued based on the quoted market price, which is generally obtained from market data providers and are categorized in Level 1 of the fair value hierarchy.

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Trust Preferred Securities

The fair value of trust preferred securities is estimated using recently executed transactions, market price quotations (where observable) and security spreads. The spread data used is for the same maturity as the trust preferred security. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves. Trust preferred securities are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Mortgage-Backed Securities

Investments in mortgage-backed securities and mortgage-backed derivatives are carried at fair value as determined by the Partnership from various valuation metrics, including, but not limited to, bid quotes from independent brokers, recently executed transactions and ask quotes of similar securities.

All mortgage-backed securities valued by the Partnership are categorized in Level 2 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Portfolio Funds

Investments in portfolio funds are valued at their net asset value as reported by the underlying funds in accordance with their respective agreements.

The assets of the investments in portfolio funds consist principally of readily marketable securities, which are valued at quoted market prices. However, because the Partnership does not directly invest in the underlying securities of the investment funds, and due to restrictions on the transferability and timing of withdrawals from the portfolio funds, the amounts realized upon liquidation could differ from such reported values.

The investments are included in Level 3 of the fair value hierarchy.

Financial Instruments Sold, Not Yet Purchased

The Partnership has sold financial instruments that it does not own and will, therefore, be obligated to purchase such financial instruments at a future date. A gain, limited to the price at which the Partnership sold the financial instruments short, or a loss, potentially unlimited in amount, will be recognized upon the termination of a short sale. The Partnership has recorded this obligation in the statement of financial condition at the year end fair value of the financial instruments. There is an element of market risk in that, if the financial instruments sold short increase in value, it will be necessary to purchase the financial instruments sold short at a cost in excess of the obligation reflected in the statement of financial condition. The investments are included in Level 1 of the fair value hierarchy.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2009, the FASB issued ASC 805 (SFAS No. 167), "Amendments to FASB Interpretation No. 46(R)". This standard focuses on the effects of eliminating the qualifying special-purpose entity, and providing responses to concerns about the application of certain key provisions of FASB Interpretation No. 46(R), including improving financial reporting by the Partnership's involvement with variable interest entities and to provide more relevant and reliable information to users of financial statements. ASC 805 is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Partnership does not believe that the adoption of ASC 805 will have a significant effect on the financial statements.

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 amends ASC 820 and clarifies and provides additional disclosure requirements related to recurring and non-recurring fair value measurements. ASU 2010-06 is effective for reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

1. Financial Instruments

The following presents the Partnership's financial instruments' fair value hierarchy as of December 31, 2009:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance
Assets				
United States:				
Cash and cash equivalents:				
Cash in banks	$ 23,732,182	$ -	$ -	$ 23,732,182
U.S. Treasury securities	156,989,000	-	-	156,989,000
Total cash and cash equivalents	$180,721,182	$ -	$ -	$180,721,182
Financial instruments owned:				
Exchange-traded equity securities:				
Diversified financial services	$ 923,778	$ -	$ -	$ 923,778
Other	181,840	-	-	181,840
Mortgage-backed securities	-	3,178,054	-	3,178,054
Trust preferred securities	-	-	50,000	50,000
Corporate bonds	-	-	875,972	875,972
Investments in portfolio companies	-	-	7,658,810	7,658,810
Total financial instruments owned	$ 1,105,618	$3,178,054	$8,584,782	$ 12,868,454
Liabilities				
United States:				
Financial instruments sold, not yet purchased:				
Exchange-traded equity securities - other	$ 166,357	$ -	$ -	$ 166,357
Total financial instruments sold, not yet purchased	$ 166,357	$ -	$ -	$ 166,357

Changes in Level 3 assets are measured at fair value on a recurring basis for the year ended December 31, 2009.

	Beginning balance	Realized gains or (losses)	Unrealized gains (losses)	Total realized and unrealized gains (losses)	Purchases, sales, other settlements and issuances, net	Net transfers in and/or out of level	Ending balance
Assets							
Financial instruments owned:							
Trust preferred securities	$5,159,623	$1,320,051	$120,911	$1,440,962	$(6,550,585)	$ -	$ 50,000
Preferred stock	1,080,000	678,559	35,801	714,360	(1,794,360)	-	-
Investments in portfolio companies	7,259,808	-	(181,236)	(181,236)	580,238	-	7,658,810
Corporate bonds	-	-	(150,000)	(150,000)	1,025,972	-	875,972
	$13,499,431	$1,998,610	$(174,524)	$1,824,086	$(6,738,735)	$ -	$8,584,782

2. Clearing Agreements

The Partnership has clearing agreements with three brokerage firms to carry its account as a customer of the clearing firms and the accounts of its customers. The brokers have custody of the Partnership's financial instruments and, occasionally, cash balances which may be due from these brokers.

The Partnership is required to maintain a collateral account with a minimum market value of $5,000,000 in cash or qualifying U.S. Treasury securities. As of December 31, 2009, collateral of approximately $5,000,000 in qualifying U.S. Treasury securities is included in cash and cash equivalents.

The Partnership is subject to credit risk if the brokers are unable to repay balances due or deliver financial instruments in their custody.

The Partnership is engaged in various securities trading and brokerage activities servicing primarily domestic institutional customers. The Partnership's exposure to credit risk associated with the non-performance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets. The Partnership may be obligated to discharge the obligation of one or more non-performing counterparties and, as a result, may incur a loss if the market value of the related securities differs from the contract amount.

3. Related Party Transactions

The Partnership pays certain general and administrative expenses on behalf of affiliates for which it is reimbursed.

The Partnership at December 31, 2009 has approximately a $4,563,000 in investments in portfolio companies of a related party which is included in financial instruments owned, at fair value.

4. Commitments and Contingencies

Litigation

The Partnership is a defendant in various legal actions arising out of its activities as a broker-dealer. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that the resolution of these actions in the aggregate is not expected to have a materially adverse effect on the Partnership's financial position.

Operating Leases

The Partnership leases office space and equipment under noncancellable lease agreements expiring through 2020. Minimum rental payments approximate:

Year ending December 31,	
2010	$3,797,000
2011	3,495,000
2012	970,000
2013	156,000
2014	161,000
Thereafter	1,038,000
	$9,617,000

5. Profit Sharing Plan

The Partnership has a profit sharing plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. The plan provides for a discretionary contribution by the Partnership.

6. **Regulatory Net Capital Requirements**

The Partnership is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Partnership had regulatory net capital of approximately $137,163,000 and a minimum regulatory net capital requirement of approximately $4,716,000. The regulatory net capital ratio of the Partnership was .52 to 1.

7. **Subsequent Events**

The Partnership evaluated all events that occurred in the period from January 1, 2010 through February 22, 2010, the date the financial statements were available to be issued. During the period, the Partnership paid estimated taxes on behalf of the partners of approximately $46,300,000 and received capital contributions of approximately $8,300,000. There have been no other material recognizable subsequent events.

Sandler O'Neill & Partners, L.P.



Statement of Financial Condition

December 31, 2009



BDO Seidman, LLP
Accountants and Consultants

Sandler O'Neill & Partners, L.P.

Statement of Financial Condition

December 31, 2009

Sandler O'Neill & Partners, L.P.

Contents

Facing page to Form X-17A-5	2A
Affirmation of officer	2B
Independent auditors' report	3
Statement of financial condition	4
Summary of business and significant accounting policies	5-11
Notes to financial statements	12-16


SEC MAIL
RECEIVED
PROCESSING
APR 16 2010
WASH. D.C.
200
SECTION

Sandler O'Neill & Partners, L.P.

Report on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2009


BDO

BDO Seidman, LLP
Accountants and Consultants

Sandler O'Neill & Partners, L.P.

Report on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2009

Sandler O'Neill & Partners, L.P.

Index

Facing page to Form X-17A-5	2A
Affirmation of officer	2B
Independent auditors' report on internal control required by Securities and Exchange Commission Rule 17a-5	3-5


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Sandler O'Neill & Partners, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

919 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

May Della Pietra — 212-466-7785
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, May Della Pietra , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sandler O'Neill & Partners, L.P., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LAWRENCE BUCKLEY
Notary Public State of New York
No. 01BU6062331
Qualified in Nassau County
Commission Expires 8/6/2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Partners
Sandler O'Neill & Partners, L.P.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Sandler O'Neill & Partners, L.P. ("Partnership") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



BDO Seidman, LLP
Accountants and Consultants

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related



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regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 22, 2010